Question 77D, 77Q2

On August 28, 1998, the Board of Trustees of the Olstein Financial Alert Fund, authorized the Fund to enter into swap agreements relating to equity securities or equity indices. It was also decided to segregate certain liquid securities on the books of the Fund or its custodian to sufficiently satisfy the Fund's obligations under the swap agreements.